06007987

SEC ... ISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH, D.C.
209

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRACE FINANCIAL GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 WINDMILL LANE
(No. and Street)

SOUTHHAMPTON	**NY**	**11968**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN VILLANTE **(631) 287-4633**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **BRIAN VILLANTE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GRACE FINANCIAL GROUP LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Signature

PRESIDENT & MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

GRACE FINANCIAL GROUP LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

GRACE FINANCIAL GROUP LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Grace Financial Group LLC:

We have audited the accompanying statement of financial condition of Grace Financial Group LLC (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Grace Financial Group LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

January 27, 2006 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

GRACE FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Receivable from clearing organization, net	$	39,053
Securities owned, at market value		516,137
Due from related parties		16,848
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $74,751		53,025
Prepaid expenses		37,702
TOTAL ASSETS	$	662,765

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	261,504
Loan payable to bank		48,118
TOTAL LIABILITIES		309,622
Members' equity		353,143
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	662,765

The accompanying notes are an integral part of these financial statements.

GRACE FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Grace Financial Group LLC (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission and is member of the National Association of Securities Dealers, Inc. and the National Futures Association.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related commission income and expenses on a trade date basis.

Marketable securities are valued at market value.

Furniture and equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated economic useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 4 - SECURITIES OWNED

At December 31, 2005, securities owned consist of U.S. Treasury Notes maturing at various dates through August, 2010.

NOTE 5 - INCOME TAXES

The Company files its income tax returns as a limited liability company, and, as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases which expire April 30, 2007. Rent expense for 2005 was $155,866. The approximate future minimum payments required as of December 31, 2005 over the term of the current leases are as follows:

Year ended December 31	Minimum lease payments
2006	127,336
2007	92,045
2008	12,400
Totals	$ 231,781

The Company has secured a line of credit in the amount of $50,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1.5% and matures in May 2006. At December 31, 2005, the outstanding balance was approximately $48,000.

The Company is a party to two arbitration claims generally incidental to its business and is subject to a variety of securities industry laws and regulations. As is in the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of arbitration claims cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which is pending or threatened, will not have a material adverse effect on the financial condition of the Company but could materially affect results of operations in a given year.

GRACE FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 7 - REGULATORY REQUIREMENTS

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company's net capital was approximately $234,000, which was in excess of its minimum requirements of $21,000 and $30,000 under rule 15c3-1 under Regulation 1.17, respectively.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company's cash and securities owned that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker.

NOTE 9 - CONTINUING OPERATIONS

The members have committed to fund the operating deficits of the Company, if any, through January 1, 2007.